600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com Geoffrey K. Walker 713.220.4757 Phone 713.238.7433 Fax gwalker@andrewskurth.com

February 13, 2007

Mr. Scott Anderegg

Securities and Exchange Commission

100 F Street NE, Mail Stop 3561

Washington, D.C. 20549-7010

Re:	Cheniere Energy Partners, L.P.

Responses to Staff Comments on

Amendment No. 1 to Registration Statement on Form S-1

Filed January 25, 2007

File No. 333-139572

Dear Mr. Anderegg:

On behalf of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Registrant), we enclose the responses of the Registrant to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated February 12, 2007, with respect to the Registrant’s Form S-1 (File No. 333-139572). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Yours very truly,

/s/ Geoffrey K. Walker

Geoffrey K. Walker

cc: Don Turkleson

Austin         Beijing         Dallas         Houston         London         Los Angeles         New York         The Woodlands         Washington, DC

Cheniere Energy Partners, L.P.

Form S-1 (File No. 333-139572)

Registrant’s Responses to

SEC Comment Letter dated February 12, 2007

General

1.	Revise your dilution table to reflect the distribution to Cheniere Holdings highlighted on page 45. Conversely, update the table to reflect year end balances, given that the distribution occurred prior to year end.

Response:

In connection with updating the financial disclosures for fiscal year 2006 information, we have revised the table on page 45 to reflect year-end balances.

Security Ownership of Certain Beneficial Owners and Management ... page 128

2.	We note your response to comment 27 in our letter dated January 19, 2007. Please revise your disclosure to clearly identify the selling unitholder as an underwriter.

Response:

We have revised the document on page 129 in response to this comment to clearly identify the selling unitholder as an underwriter.

Financial Statements, pages F-1

3.	We note your responses to comments 32 and 24 in our letter dated January 19, 2007. Please provide a pro forma balance sheet and statement of operations that clearly reflect the change in capital structure, distributions that you have or intend to make to any current owners, how you allocate earnings or loss to the general and limited partners and earnings per limited partnership unit (i.e. separately for common units and subordinated units). Ensure that you provide a note to these pro forma financial statements that clearly explains how you allocated earnings and computed earnings per limited partnership unit. Please see Regulation S-X Rule 11-01(a)(8). Also see SAB Topics 1:B.2 and 3, and Topic 4:F.

Response:

We have revised the document on pages F-22 through F-26 in response to this comment to include the requested disclosure.

4.	Please remember to update your audited financial statements as appropriate. We note that you are required to have audited financial statements as of December 31, 2006 on or after February 15, 2007. We remind you to provide updated consents as well.

Cheniere Energy Partners, L.P.

Form S-1 (File No. 333-139572)

Registrant’s Responses to

SEC Comment Letter dated February 12, 2007

Response:

We have revised the document to update the financial disclosures for fiscal year 2006 information, including updated audited financial statements and consents.

Note 1 – Organization, page F-7

5.	We note your response to comment 31 in our letter dated January 18, 2007. Please expand your policy to include relevant information in your response that is not included in the principles of organization. Please clarify your disclosure to state, if true, the combined financial statements for these commonly controlled entities are prepared consistent with consolidated financial statement principles that will be applied after this offering is completed. Specifically disclose the elimination of intercompany balances, profits or losses; the elimination of equity accounts where parent-subsidiary relationships exist and other related accounting matters. Where this is not true please disclose the basis for these differences and the impact on your financial position, results of operations and cash flows, if applicable. See paragraph 23 of ARB 51.

Response:

We have revised the document on page F-7 in response to this comment to include the requested disclosure.

Note 8 – Derivative Instruments, page F-13

6.	Consistent with the revised disclosure in Sabine Pass LNG, L.P., please expand your accounting policy to disclose your effectiveness testing and how the application of the cumulative dollar offset method results in different accounting treatments for the effective and ineffective portions of your cash flow hedge.

Response:

We have revised the document on pages 78, F-10 and F-14 in response to this comment to include the requested disclosure.